

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 4, 2016

Via E-mail
Shannon Masjedi
President
Pacific Ventures Group, Inc.
117 West 9th Street, Suite 316
Los Angeles, California
90015

> **Re:** **Pacific Ventures Group, Inc.**
> **Form 8-K**
> **Filed September 25, 2015**
> **File No. 000-54584**

Dear Ms. Masjedi:

We issued comments on the above captioned filing on October 30, 2015. On January 12, 2016, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining